                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the Month of October, 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X    Form 40-F
                                     ---             ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                               Yes       No  X
                                   ---      ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

OCTOBER 23, 2003

Korea Electric Power Corporation ("KEPCO") signed a purchase agreement, dated October 15, 2003, in connection with KEPCO's issuance of Japanese Yen 26,834,000,000 in aggregate principal amount of zero coupon convertible notes due 2008 (the "Notes") convertible, at the option of the investor, during the conversion period (as defined below) into KEPCO's common stock, par value KRW 5,000 per share (the "Common Shares"), or American Depositary Shares (the "ADSs") representing Common Shares. Each ADS represents one-half of Common Share.

The Notes, which do not bear any interest, have a maturity of five years (maturity date November 4, 2008) and are being offered at an aggregate issue price of Japanese Yen 28,245,468,400, or 105.26% of the aggregate principal amount. The issue price in Korean Won is KRW 300 billion (at the exchange rate of Yen 1 = KRW 10.621), which is approximately US$257 million. The Notes carry a negative yield of 1.70% with a put option on the third anniversary at par and will be redeemed at maturity at 96.65% of the principal amount. The Notes also have a call option on or at any time after the third anniversary, if the closing price of the Common Shares or the ADSs exceeds, for each of any 20 trading days in a 30 consecutive trading days, 120% of the relevant conversion price.

The conversion period is from 41 days after the closing to 10 days prior to the maturity. The conversion price is fixed at KRW 30,000, representing a premium of approximately 33% over the share price of the Common Shares on the Korea Stock Exchange on October 14, 2003, which was KRW 22,600 per share.

Application will be made to list the Notes on the Luxembourg Stock Exchange. The closing of this offering is expected to occur on November 4, 2003.

This announcement is not an offer of securities for sale in the United States. The Notes were offered and sold outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Notes will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        KOREA ELECTRIC POWER CORPORATION

                                        By:  /s/ Lee, Hi-Taek
                                            ----------------------------------
                                            Name:  Lee, Hi-Taek
                                            Title: Chief Financial Officer

Date : October 23, 2003